Presidio, Inc.

One Penn Plaza, Suite 2832

New York, New York 10119

April 30, 2017

VIA EDGAR

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jan Woo

Re:	Presidio, Inc.

Registration Statement on Form S-3

Filed April 26, 2018

File No. 333-224462

Dear Ms. Woo,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Presidio, Inc. (the “Company”) hereby requests the effectiveness of the Company’s Registration Statement on Form S-3 (File No. 333-224462) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:30 p.m., New York City time, on May 2, 2018 or as soon as practicable thereafter.

The Company hereby authorizes Gordon S. Moodie of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration. Please contact Mr. Moodie at (212) 403-1180 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely, PRESIDIO, INC.

By:	/s/ Elliot Brecher

Name:	Elliot Brecher
Title:	Senior Vice President & General Counsel

cc:	Wachtell, Lipton, Rosen & Katz

Gordon S. Moodie